Exhibit 17.2

September 12, 2016

Mr. John Hwang

C/O AmbiCom Holdings, Inc.

660 Newport Center Drive

#710

Newport Beach, CA 92660

Dear John:

I am immediately tendering my resignation as an independent Director of AmbiCom Holdings, effective today. Further, please be advised that I am returning the 100,000,000 shares, dated 8/19/2016 and received on 9/3/2016 to VStock Transfer, LLC., today and informing them I have resigned. I am formally notifying you to immediately alert all shareholders and remove my name as a Director from all communications as well as the website.

Over the last several years, I have made it my sole mission to get AmbiCom off the ground. I have tried to help you navigate through decisions, investors, shareholders, products to acquire, etc. However, once Veloxum merged with AmbiCom, AmbiCom took a different approach, which limited my ability and knowledge in everyway. You relied on Veloxum's successful progression to make AmbiCom something special, but that never came to fruition.

I am sincerely troubled by your e-mail from yesterday at approximately 11:51am, which informed me for the first time that there are more liens on AmbiCom's assets (with no specific details) and also asking me to opine before today at 9am, on a licensing agreement between AmbiCom and Kevin Cornell's latest venture called Voosh, LLC., which you apparently negotiated with Kevin, but without my knowledge. Further, it is my opinion that your recent, unilateral decision to deplete the last remaining 400,000,000 shares of AmbiCom by splitting them between you, JJ, Sue and myself, without my approval and/or without checking with proper legal council, is not beneficial for all of the shareholders and investors who put in time, energy and money to help AmbiCom succeed.

I wish you all the best in your future endeavors.

Sincerely,

Robert A. Radoff